Exhibit 99.2

BCE (1) (2) (3)
Consolidated Operational Data

(In millions of Canadian dollars, except share amounts) (unaudited)	Q2 2018	Q2 2017	$ change	% change		YTD 2018	YTD 2017	$ change	% change
Operating revenues
Service	5,129	5,078	51	1.0%		10,093	9,889	204	2.1%
Product	657	610	47	7.7%		1,283	1,135	148	13.0%
Total operating revenues	5,786	5,688	98	1.7%		11,376	11,024	352	3.2%
Operating costs	(3,293)	(3,242)	(51)	(1.6%)		(6,556)	(6,362)	(194)	(3.0%)
Post-employment benefit plans service cost	(63)	(64)	1	1.6%		(136)	(114)	(22)	(19.3%)
Adjusted EBITDA (4)	2,430	2,382	48	2.0%		4,684	4,548	136	3.0%
Adjusted EBITDA margin (4)	42.0%	41.9%		0.1	pts	41.2%	41.3%		(0.1	) pts
Severance, acquisition and other costs	(24)	(36)	12	33.3%		(24)	(120)	96	80.0%
Depreciation	(787)	(767)	(20)	(2.6%)		(1,567)	(1,491)	(76)	(5.1%)
Amortization	(221)	(210)	(11)	(5.2%)		(433)	(395)	(38)	(9.6%)
Finance costs
Interest expense	(246)	(238)	(8)	(3.4%)		(486)	(472)	(14)	(3.0%)
Interest on post-employment benefit obligations	(17)	(18)	1	5.6%		(34)	(36)	2	5.6%
Other (expense) income	(88)	(1)	(87)	n.m.		(149)	16	(165)	n.m.
Income taxes	(292)	(298)	6	2.0%		(527)	(548)	21	3.8%
Net earnings	755	814	(59)	(7.2%)		1,464	1,502	(38)	(2.5%)
Net earnings attributable to:
Common shareholders	704	765	(61)	(8.0%)		1,365	1,407	(42)	(3.0%)
Preferred shareholders	35	32	3	9.4%		71	63	8	12.7%
Non-controlling interest	16	17	(1)	(5.9%)		28	32	(4)	(12.5%)
Net earnings	755	814	(59)	(7.2%)		1,464	1,502	(38)	(2.5%)
Net earnings per common share - basic	$0.79	$0.85	(0.06)	(7.1%)		$1.52	$1.58	(0.06)	(3.8%)
Net earnings per common share - diluted	$0.79	$0.85	(0.06)	(7.1%)		$1.52	$1.58	(0.06)	(3.8%)
Dividends per common share	$0.7550	$0.7175	$0.0375	5.2%		$1.5100	$1.4350	$0.0750	5.2%
Average number of common shares outstanding - basic (millions)	898.0	900.1				899.1	888.0
Average number of common shares outstanding - diluted (millions)	898.3	901.0				899.4	888.8
Number of common shares outstanding (millions)	898.0	900.4				898.0	900.4
Adjusted net earnings and EPS
Net earnings attributable to common shareholders	704	765	(61)	(8.0%)		1,365	1,407	(42)	(3.0%)
Severance, acquisition and other costs	18	27	(9)	(33.3%)		17	92	(75)	(81.5%)
Net mark-to-market losses (gains) on derivatives used to economically hedge equity settled share-based compensation plans	22	-	22	n.m.		78	(18)	96	n.m.
Net losses on investments	20	-	20	n.m.		20	14	6	42.9%
Early debt redemption costs	13	3	10	n.m.		13	3	10	n.m.
Impairment charges	-	-	-	-		3	-	3	n.m.
Adjusted net earnings (4)	777	795	(18)	(2.3%)		1,496	1,498	(2)	(0.1%)
Impact on net earnings per share	$0.07	$0.04	$0.03	75.0%		$0.14	$0.11	$0.03	27.3%
Adjusted EPS (4)	$0.86	$0.89	$(0.03)	(3.4%)		$1.66	$1.69	$(0.03)	(1.8%)

n.m. : not meaningful

BCE Supplementary Financial Information - Second Quarter 2018 Page 2

BCE
Consolidated Operational Data - Historical Trend

(In millions of Canadian dollars, except share amounts) (unaudited)	YTD 2018	Q2 18	Q1 18	TOTAL 2017	Q4 17	Q3 17	Q2 17	Q1 17
Operating revenues
Service	10,093	5,129	4,964	20,095	5,152	5,054	5,078	4,811
Product	1,283	657	626	2,662	884	643	610	525
Total operating revenues	11,376	5,786	5,590	22,757	6,036	5,697	5,688	5,336
Operating costs	(6,556)	(3,293)	(3,263)	(13,233)	(3,643)	(3,228)	(3,242)	(3,120)
Post-employment benefit plans service cost	(136)	(63)	(73)	(242)	(64)	(64)	(64)	(50)
Adjusted EBITDA	4,684	2,430	2,254	9,282	2,329	2,405	2,382	2,166
Adjusted EBITDA margin	41.2%	42.0%	40.3%	40.8%	38.6%	42.2%	41.9%	40.6%
Severance, acquisition and other costs	(24)	(24)	-	(190)	(47)	(23)	(36)	(84)
Depreciation	(1,567)	(787)	(780)	(3,034)	(783)	(760)	(767)	(724)
Amortization	(433)	(221)	(212)	(810)	(208)	(207)	(210)	(185)
Finance costs
Interest expense	(486)	(246)	(240)	(955)	(241)	(242)	(238)	(234)
Interest on post-employment benefit obligations	(34)	(17)	(17)	(72)	(18)	(18)	(18)	(18)
Other (expense) income	(149)	(88)	(61)	(102)	(62)	(56)	(1)	17
Income taxes	(527)	(292)	(235)	(1,069)	(272)	(249)	(298)	(250)
Net earnings	1,464	755	709	3,050	698	850	814	688
Net earnings attributable to:
Common shareholders	1,365	704	661	2,866	656	803	765	642
Preferred shareholders	71	35	36	128	34	31	32	31
Non-controlling interest	28	16	12	56	8	16	17	15
Net earnings	1,464	755	709	3,050	698	850	814	688
Net earnings per common share - basic	$1.52	$0.79	$0.73	$3.20	$0.72	$0.90	$0.85	$0.73
Net earnings per common share - diluted	$1.52	$0.79	$0.73	$3.20	$0.72	$0.90	$0.85	$0.73
Dividends per common share	$1.5100	$0.7550	$0.7550	$2.8700	$0.7175	$0.7175	$0.7175	$0.7175
Average number of common shares outstanding - basic (millions)	899.1	898.0	900.2	894.3	900.6	900.4	900.1	875.7
Average number of common shares outstanding - diluted (millions)	899.4	898.3	900.6	894.9	901.4	901.1	901.0	876.6
Number of common shares outstanding (millions)	898.0	898.0	898.0	901.0	901.0	900.4	900.4	899.5
Adjusted net earnings and EPS
Net earnings attributable to common shareholders	1,365	704	661	2,866	656	803	765	642
Severance, acquisition and other costs	17	18	(1)	143	34	17	27	65
Net mark-to-market losses (gains) on derivatives used to economically hedge equity settled share-based compensation plans	78	22	56	(55)	(29)	(8)	-	(18)
Net losses on investments	20	20	-	29	15	-	-	14
Early debt redemption costs	13	13	-	15	-	12	3	-
Impairment charges	3	-	3	60	60	-	-	-
Adjusted net earnings	1,496	777	719	3,058	736	824	795	703
Impact on net earnings per share	$0.14	$0.07	$0.07	$0.22	$0.10	$0.01	$0.04	$0.07
Adjusted EPS	$1.66	$0.86	$0.80	$3.42	$0.82	$0.91	$0.89	$0.80

BCE Supplementary Financial Information - Second Quarter 2018 Page 3

BCE
Segmented Data

(In millions of Canadian dollars, except where otherwise indicated) (unaudited)	Q2 2018	Q2 2017	$ change	% change		YTD 2018	YTD 2017	$ change	% change

Operating revenues
Bell Wireless	2,046	1,949	97	5.0%		3,992	3,716	276	7.4%
Bell Wireline	3,135	3,117	18	0.6%		6,219	6,094	125	2.1%
Bell Media	791	796	(5)	(0.6%)		1,540	1,547	(7)	(0.5%)
Inter-segment eliminations	(186)	(174)	(12)	(6.9%)		(375)	(333)	(42)	(12.6%)
Total	5,786	5,688	98	1.7%		11,376	11,024	352	3.2%

Operating costs
Bell Wireless	(1,142)	(1,098)	(44)	(4.0%)		(2,266)	(2,096)	(170)	(8.1%)
Bell Wireline	(1,814)	(1,810)	(4)	(0.2%)		(3,596)	(3,524)	(72)	(2.0%)
Bell Media	(586)	(572)	(14)	(2.4%)		(1,205)	(1,189)	(16)	(1.3%)
Inter-segment eliminations	186	174	12	6.9%		375	333	42	12.6%
Total	(3,356)	(3,306)	(50)	(1.5%)		(6,692)	(6,476)	(216)	(3.3%)

Adjusted EBITDA
Bell Wireless	904	851	53	6.2%		1,726	1,620	106	6.5%
Margin	44.2%	43.7%		0.5	pts	43.2%	43.6%		(0.4	) pts
Bell Wireline	1,321	1,307	14	1.1%		2,623	2,570	53	2.1%
Margin	42.1%	41.9%		0.2	pts	42.2%	42.2%		-
Bell Media	205	224	(19)	(8.5%)		335	358	(23)	(6.4%)
Margin	25.9%	28.1%		(2.2	) pts	21.8%	23.1%		(1.3	) pts
Total	2,430	2,382	48	2.0%		4,684	4,548	136	3.0%
Margin	42.0%	41.9%		0.1	pts	41.2%	41.3%		(0.1	) pts

Capital expenditures
Bell Wireless	179	191	12	6.3%		343	327	(16)	(4.9%)
Capital intensity (5)	8.7%	9.8%		1.1	pts	8.6%	8.8%		0.2	pts
Bell Wireline	845	818	(27)	(3.3%)		1,592	1,509	(83)	(5.5%)
Capital intensity	27.0%	26.2%		(0.8	) pts	25.6%	24.8%		(0.8	) pts
Bell Media	32	33	1	3.0%		52	58	6	10.3%
Capital intensity	4.0%	4.1%		0.1	pts	3.4%	3.7%		0.3	pts
Total	1,056	1,042	(14)	(1.3%)		1,987	1,894	(93)	(4.9%)
Capital intensity	18.3%	18.3%		-		17.5%	17.2%		(0.3	) pts

BCE Supplementary Financial Information - Second Quarter 2018 Page 4

BCE
Segmented Data - Historical Trend

(In millions of Canadian dollars, except where otherwise indicated) (unaudited)	YTD 2018	Q2 18	Q1 18	TOTAL 2017	Q4 17	Q3 17	Q2 17	Q1 17

Operating revenues
Bell Wireless	3,992	2,046	1,946	7,926	2,149	2,061	1,949	1,767
Bell Wireline	6,219	3,135	3,084	12,400	3,218	3,088	3,117	2,977
Bell Media	1,540	791	749	3,104	834	723	796	751
Inter-segment eliminations	(375)	(186)	(189)	(673)	(165)	(175)	(174)	(159)
Total	11,376	5,786	5,590	22,757	6,036	5,697	5,688	5,336

Operating costs
Bell Wireless	(2,266)	(1,142)	(1,124)	(4,550)	(1,303)	(1,151)	(1,098)	(998)
Bell Wireline	(3,596)	(1,814)	(1,782)	(7,210)	(1,906)	(1,780)	(1,810)	(1,714)
Bell Media	(1,205)	(586)	(619)	(2,388)	(663)	(536)	(572)	(617)
Inter-segment eliminations	375	186	189	673	165	175	174	159
Total	(6,692)	(3,356)	(3,336)	(13,475)	(3,707)	(3,292)	(3,306)	(3,170)

Adjusted EBITDA
Bell Wireless	1,726	904	822	3,376	846	910	851	769
Margin	43.2%	44.2%	42.2%	42.6%	39.4%	44.2%	43.7%	43.5%
Bell Wireline	2,623	1,321	1,302	5,190	1,312	1,308	1,307	1,263
Margin	42.2%	42.1%	42.2%	41.9%	40.8%	42.4%	41.9%	42.4%
Bell Media	335	205	130	716	171	187	224	134
Margin	21.8%	25.9%	17.4%	23.1%	20.5%	25.9%	28.1%	17.8%
Total	4,684	2,430	2,254	9,282	2,329	2,405	2,382	2,166
Margin	41.2%	42.0%	40.3%	40.8%	38.6%	42.2%	41.9%	40.6%

Capital expenditures
Bell Wireless	343	179	164	731	218	186	191	136
Capital intensity	8.6%	8.7%	8.4%	9.2%	10.1%	9.0%	9.8%	7.7%
Bell Wireline	1,592	845	747	3,174	845	820	818	691
Capital intensity	25.6%	27.0%	24.2%	25.6%	26.3%	26.6%	26.2%	23.2%
Bell Media	52	32	20	129	37	34	33	25
Capital intensity	3.4%	4.0%	2.7%	4.2%	4.4%	4.7%	4.1%	3.3%
Total	1,987	1,056	931	4,034	1,100	1,040	1,042	852
Capital intensity	17.5%	18.3%	16.7%	17.7%	18.2%	18.3%	18.3%	16.0%

BCE Supplementary Financial Information - Second Quarter 2018 Page 5

BCE
Segmented Data - IFRS 15 Adoption Impacts (2)

	TOTAL 2017			Q4 17			Q3 17			Q2 17			Q1 17
(In millions of Canadian dollars, except where otherwise indicated) (unaudited)	As previously reported	IFRS 15 impacts	Upon adoption of IFRS 15	As previously reported	IFRS 15 impacts	Upon adoption of IFRS 15	As previously reported	IFRS 15 impacts	Upon adoption of IFRS 15	As previously reported	IFRS 15 impacts	Upon adoption of IFRS 15	As previously reported	IFRS 15 impacts	Upon adoption of IFRS 15

Operating revenues
Bell Wireless
Service	7,350	(1,260)	6,090	1,894	(338)	1,556	1,913	(323)	1,590	1,828	(309)	1,519	1,715	(290)	1,425
Product	533	1,303	1,836	176	417	593	127	344	471	131	299	430	99	243	342
Total Bell Wireless	7,883	43	7,926	2,070	79	2,149	2,040	21	2,061	1,959	(10)	1,949	1,814	(47)	1,767
Bell Wireline	12,415	(15)	12,400	3,222	(4)	3,218	3,092	(4)	3,088	3,121	(4)	3,117	2,980	(3)	2,977
Bell Media	3,104	-	3,104	834	-	834	723	-	723	796	-	796	751	-	751
Inter-segment eliminations	(683)	10	(673)	(168)	3	(165)	(177)	2	(175)	(177)	3	(174)	(161)	2	(159)
Total	22,719	38	22,757	5,958	78	6,036	5,678	19	5,697	5,699	(11)	5,688	5,384	(48)	5,336

Operating costs
Bell Wireless	(4,607)	57	(4,550)	(1,334)	31	(1,303)	(1,169)	18	(1,151)	(1,108)	10	(1,098)	(996)	(2)	(998)
Bell Wireline	(7,229)	19	(7,210)	(1,912)	6	(1,906)	(1,784)	4	(1,780)	(1,815)	5	(1,810)	(1,718)	4	(1,714)
Bell Media	(2,388)	-	(2,388)	(663)	-	(663)	(536)	-	(536)	(572)	-	(572)	(617)	-	(617)
Inter-segment eliminations	683	(10)	673	168	(3)	165	177	(2)	175	177	(3)	174	161	(2)	159
Total	(13,541)	66	(13,475)	(3,741)	34	(3,707)	(3,312)	20	(3,292)	(3,318)	12	(3,306)	(3,170)	-	(3,170)

Adjusted EBITDA
Bell Wireless	3,276	100	3,376	736	110	846	871	39	910	851	-	851	818	(49)	769
Margin	41.6%	1.0 pts	42.6%	35.6%	3.8 pts	39.4%	42.7%	1.5 pts	44.2%	43.4%	0.3 pts	43.7%	45.1%	(1.6) pts	43.5%
Bell Wireline	5,186	4	5,190	1,310	2	1,312	1,308	-	1,308	1,306	1	1,307	1,262	1	1,263
Margin	41.8%	0.1 pts	41.9%	40.7%	0.1 pts	40.8%	42.3%	0.1 pts	42.4%	41.8%	0.1 pts	41.9%	42.3%	0.1 pts	42.4%
Bell Media	716	-	716	171	-	171	187	-	187	224	-	224	134	-	134
Margin	23.1%	-	23.1%	20.5%	-	20.5%	25.9%	-	25.9%	28.1%	-	28.1%	17.8%	-	17.8%
Total	9,178	104	9,282	2,217	112	2,329	2,366	39	2,405	2,381	1	2,382	2,214	(48)	2,166
Margin	40.4%	0.4 pts	40.8%	37.2%	1.4 pts	38.6%	41.7%	0.5 pts	42.2%	41.8%	0.1 pts	41.9%	41.1%	(0.5) pts	40.6%

BCE Supplementary Financial Information - Second Quarter 2018 Page 6

Bell Wireless (1) (2) (3)

(In millions of Canadian dollars, except where otherwise indicated) (unaudited)	Q2 2018	Q2 2017	% change		YTD 2018	YTD 2017	% change
Bell Wireless
Operating revenues
External service revenues	1,562	1,508	3.6%		3,062	2,923	4.8%
Inter-segment service revenues	12	11	9.1%		24	21	14.3%
Total operating service revenues	1,574	1,519	3.6%		3,086	2,944	4.8%
External product revenues	470	430	9.3%		904	771	17.3%
Inter-segment product revenues	2	-	n.m.		2	1	100.0%
Total operating product revenues	472	430	9.8%		906	772	17.4%
Total external revenues	2,032	1,938	4.9%		3,966	3,694	7.4%
Total operating revenues	2,046	1,949	5.0%		3,992	3,716	7.4%
Operating costs	(1,142)	(1,098)	(4.0%)		(2,266)	(2,096)	(8.1%)
Adjusted EBITDA	904	851	6.2%		1,726	1,620	6.5%
Adjusted EBITDA margin (Total operating revenues)	44.2%	43.7%	0.5	pts	43.2%	43.6%	(0.4	) pts
Capital expenditures	179	191	6.3%		343	327	(4.9%)
Capital intensity	8.7%	9.8%	1.1	pts	8.6%	8.8%	0.2	pts
Wireless gross activations	468,152	403,418	16.0%		872,942	751,870	16.1%
Postpaid	394,136	339,392	16.1%		741,455	636,008	16.6%
Wireless net activations	114,486	66,916	71.1%		158,863	67,588	135.0%
Postpaid	122,092	88,611	37.8%		190,579	124,393	53.2%
Wireless subscribers end of period (EOP)(A)(B)	9,309,534	8,901,291	4.6%		9,309,534	8,901,291	4.6%
Postpaid(A)(B)	8,593,113	8,126,264	5.7%		8,593,113	8,126,264	5.7%
Blended average revenue per user(5) (ARPU)($/month)	55.53	55.61	(0.1%)		54.91	54.97	(0.1%)
Blended average billing per user(5) (ABPU)($/month)	67.71	67.28	0.6%		67.14	66.48	1.0%
Churn (%) (5) (average per month)	1.28%	1.27%	(0.01	) pts	1.29%	1.31%	0.02	pts
Prepaid	3.34%	3.19%	(0.15	) pts	3.37%	3.24%	(0.13	) pts
Postpaid	1.10%	1.08%	(0.02	) pts	1.12%	1.12%	-

n.m. : not meaningful
(A)	At the beginning of Q1 2018, we adjusted our postpaid wireless subscriber base to remove 16,116 subscribers with a corresponding increase to our high-speed Internet subscribers to reflect the transfer of fixed wireless Internet subscribers.
(B)	In Q2 2017, Bell’s wireless subscriber base reflected the divestiture of 104,833 postpaid subscribers to TELUS Communications Inc. (Telus) related to BCE’s acquisition of MTS. Bell’s wireless subscriber base in Q2 2017 also reflected the removal of 7,268 subscribers (2,450 postpaid and 4,818 prepaid), due to the decommissioning of the code division multiple access (CDMA) network in western Canada.

BCE Supplementary Financial Information - Second Quarter 2018 Page 7

Bell Wireless - Historical Trend

(In millions of Canadian dollars, except where otherwise indicated) (unaudited)	YTD 2018	Q2 18	Q1 18	TOTAL 2017	Q4 17	Q3 17	Q2 17	Q1 17
Bell Wireless
Operating revenues
External service revenues	3,062	1,562	1,500	6,048	1,545	1,580	1,508	1,415
Inter-segment service revenues	24	12	12	42	11	10	11	10
Total operating service revenues	3,086	1,574	1,512	6,090	1,556	1,590	1,519	1,425
External product revenues	904	470	434	1,833	593	469	430	341
Inter-segment product revenues	2	2	-	3	-	2	-	1
Total operating product revenues	906	472	434	1,836	593	471	430	342
Total external revenues	3,966	2,032	1,934	7,881	2,138	2,049	1,938	1,756
Total operating revenues	3,992	2,046	1,946	7,926	2,149	2,061	1,949	1,767
Operating costs	(2,266)	(1,142)	(1,124)	(4,550)	(1,303)	(1,151)	(1,098)	(998)
Adjusted EBITDA	1,726	904	822	3,376	846	910	851	769
Adjusted EBITDA margin (Total operating revenues)	43.2%	44.2%	42.2%	42.6%	39.4%	44.2%	43.7%	43.5%
Capital expenditures	343	179	164	731	218	186	191	136
Capital intensity	8.6%	8.7%	8.4%	9.2%	10.1%	9.0%	9.8%	7.7%
Wireless gross activations	872,942	468,152	404,790	1,780,478	568,555	460,053	403,418	348,452
Postpaid	741,455	394,136	347,319	1,532,425	505,432	390,985	339,392	296,616
Wireless net activations	158,863	114,486	44,377	333,084	158,514	106,982	66,916	672
Postpaid	190,579	122,092	68,487	416,779	175,204	117,182	88,611	35,782
Wireless subscribers EOP(A)(B)	9,309,534	9,309,534	9,195,048	9,166,787	9,166,787	9,008,273	8,901,291	8,946,476
Postpaid(A)(B)	8,593,113	8,593,113	8,471,021	8,418,650	8,418,650	8,243,446	8,126,264	8,144,936
Blended ARPU(C) ($/month)	54.91	55.53	54.28	55.88	55.77	57.77	55.61	54.31
Blended ABPU(C) ($/month)	67.14	67.71	66.56	67.77	68.27	69.78	67.28	65.66
Churn (%)(average per month)	1.29%	1.28%	1.31%	1.36%	1.51%	1.32%	1.27%	1.36%
Prepaid	3.37%	3.34%	3.40%	3.17%	3.25%	2.95%	3.19%	3.29%
Postpaid	1.12%	1.10%	1.13%	1.19%	1.35%	1.16%	1.08%	1.17%

(A)	At the beginning of Q1 2018, we adjusted our postpaid wireless subscriber base to remove 16,116 subscribers with a corresponding increase to our high-speed Internet subscribers to reflect the transfer of fixed wireless Internet subscribers.
(B)	In Q2 2017, Bell’s wireless subscriber base reflected the divestiture of 104,833 postpaid subscribers to Telus related to BCE’s acquisition of MTS. Bell’s wireless subscriber base in Q2 2017 also reflected the removal of 7,268 subscribers (2,450 postpaid and 4,818 prepaid), due to the decommissioning of the CDMA network in western Canada.
(C)	Our Q1 2018 blended ARPU and blended ABPU were adjusted to exclude the unfavourable retroactive impact of the recent CRTC decision on wholesale wireless domestic roaming rates of $14 million.

BCE Supplementary Financial Information - Second Quarter 2018 Page 8

Bell Wireline (1) (2) (3)

(In millions of Canadian dollars, except where otherwise indicated) (unaudited)	Q2 2018	Q2 2017	% change		YTD 2018	YTD 2017	% change
Bell Wireline
Operating revenues
Data	1,869	1,812	3.1%		3,689	3,531	4.5%
Voice	957	1,020	(6.2%)		1,907	2,001	(4.7%)
Other services	64	55	16.4%		127	99	28.3%
Total external service revenues	2,890	2,887	0.1%		5,723	5,631	1.6%
Inter-segment service revenues	57	49	16.3%		116	98	18.4%
Total operating service revenues	2,947	2,936	0.4%		5,839	5,729	1.9%
Data	98	95	3.2%		202	194	4.1%
Equipment and other	89	85	4.7%		177	170	4.1%
Total external product revenues	187	180	3.9%		379	364	4.1%
Inter-segment product revenues	1	1	-		1	1	-
Total operating product revenues	188	181	3.9%		380	365	4.1%
Total external revenues	3,077	3,067	0.3%		6,102	5,995	1.8%
Total operating revenues	3,135	3,117	0.6%		6,219	6,094	2.1%
Operating costs	(1,814)	(1,810)	(0.2%)		(3,596)	(3,524)	(2.0%)
Adjusted EBITDA	1,321	1,307	1.1%		2,623	2,570	2.1%
Adjusted EBITDA margin	42.1%	41.9%	0.2	pts	42.2%	42.2%	-
Capital expenditures	845	818	(3.3%)		1,592	1,509	(5.5%)
Capital intensity	27.0%	26.2%	(0.8	) pts	25.6%	24.8%	(0.8	) pts
High-speed Internet
High-speed Internet net activations	10,816	1,407	668.7%		30,463	16,396	85.8%
High-speed Internet subscribers EOP(A)(B)	3,856,555	3,718,677	3.7%		3,856,555	3,718,677	3.7%
TV
Net subscriber activations (losses)	809	(13,337)	106.1%		(11,672)	(29,000)	59.8%
Internet protocol television (IPTV)	20,653	16,427	25.7%		34,226	38,829	(11.9%)
Total subscribers EOP(B)	2,835,227	2,824,016	0.4%		2,835,227	2,824,016	0.4%
IPTV(B)	1,599,142	1,481,434	7.9%		1,599,142	1,481,434	7.9%
Network access services (NAS)
Residential NAS(B)	3,126,551	3,332,976	(6.2%)		3,126,551	3,332,976	(6.2%)
Residential NAS net losses	(70,665)	(67,005)	(5.5%)		(128,198)	(140,426)	8.7%

(A)	At the beginning of Q1 2018, we adjusted our high-speed Internet subscriber base to add 16,116 subscribers with a corresponding decrease to our postpaid wireless subscribers to reflect the transfer of fixed wireless Internet subscribers.
(B)	At the beginning of Q1 2018, our high-speed Internet subscriber base was increased by 19,835, our IPTV by 14,599 and our residential NAS by 23,441, mainly as a result of a small acquisition made in Q1 2018.

BCE Supplementary Financial Information - Second Quarter 2018 Page 9

Bell Wireline - Historical Trend

(In millions of Canadian dollars, except where otherwise indicated) (unaudited)	YTD 2018	Q2 18	Q1 18	TOTAL 2017	Q4 17	Q3 17	Q2 17	Q1 17
Bell Wireline
Operating revenues
Data	3,689	1,869	1,820	7,192	1,844	1,817	1,812	1,719
Voice	1,907	957	950	3,968	973	994	1,020	981
Other services	127	64	63	211	60	52	55	44
Total external service revenues	5,723	2,890	2,833	11,371	2,877	2,863	2,887	2,744
Inter-segment service revenues	116	57	59	199	50	51	49	49
Total operating service revenues	5,839	2,947	2,892	11,570	2,927	2,914	2,936	2,793
Data	202	98	104	410	137	79	95	99
Equipment and other	177	89	88	419	154	95	85	85
Total external product revenues	379	187	192	829	291	174	180	184
Inter-segment product revenues	1	1	-	1	-	-	1	-
Total operating product revenues	380	188	192	830	291	174	181	184
Total external revenues	6,102	3,077	3,025	12,200	3,168	3,037	3,067	2,928
Total operating revenues	6,219	3,135	3,084	12,400	3,218	3,088	3,117	2,977
Operating costs	(3,596)	(1,814)	(1,782)	(7,210)	(1,906)	(1,780)	(1,810)	(1,714)
Adjusted EBITDA	2,623	1,321	1,302	5,190	1,312	1,308	1,307	1,263
Adjusted EBITDA margin	42.2%	42.1%	42.2%	41.9%	40.8%	42.4%	41.9%	42.4%
Capital expenditures	1,592	845	747	3,174	845	820	818	691
Capital intensity	25.6%	27.0%	24.2%	25.6%	26.3%	26.6%	26.2%	23.2%
High-speed Internet
High-speed Internet net activations	30,463	10,816	19,647	87,860	27,040	44,424	1,407	14,989
High-speed Internet subscribers EOP(A)(B)	3,856,555	3,856,555	3,845,739	3,790,141	3,790,141	3,763,101	3,718,677	3,717,270
TV
Net subscriber (losses) activations	(11,672)	809	(12,481)	(20,716)	6,546	1,738	(13,337)	(15,663)
IPTV	34,226	20,653	13,573	107,712	32,484	36,399	16,427	22,402
Total subscribers EOP(B)	2,835,227	2,835,227	2,834,418	2,832,300	2,832,300	2,825,754	2,824,016	2,837,353
IPTV(B)	1,599,142	1,599,142	1,578,489	1,550,317	1,550,317	1,517,833	1,481,434	1,465,007
Network access services (NAS)
Residential NAS(B)	3,126,551	3,126,551	3,197,216	3,231,308	3,231,308	3,275,589	3,332,976	3,399,981
Residential NAS net losses	(128,198)	(70,665)	(57,533)	(242,094)	(44,281)	(57,387)	(67,005)	(73,421)

(A)	At the beginning of Q1 2018, we adjusted our high-speed Internet subscriber base to add 16,116 subscribers with a corresponding decrease to our postpaid wireless subscribers to reflect the transfer of fixed wireless Internet subscribers.
(B)	At the beginning of Q1 2018, our high-speed Internet subscriber base was increased by 19,835, our IPTV by 14,599 and our residential NAS by 23,441, mainly as a result of a small acquisition made in Q1 2018.

BCE Supplementary Financial Information - Second Quarter 2018 Page 10

BCE (2) (3)
Net debt and other information

BCE - Net debt and preferred shares
(In millions of Canadian dollars, except where otherwise indicated) (unaudited)
	June 30 2018	March 31 2018	December 31 2017

Debt due within one year	5,732	5,520	5,178
Long-term debt	18,367	19,347	18,215
Preferred shares - BCE (A)	2,002	2,002	2,002
Cash and cash equivalents	(390)	(1,199)	(625)
Net debt (4)	25,711	25,670	24,770
Net debt leverage ratio (4)	2.73	2.74	2.67
Adjusted EBITDA /net interest expense ratio (4)	9.18	9.22	9.23

Cash flow information
(In millions of Canadian dollars, except where otherwise indicated) (unaudited)	Q2 2018	Q2 2017	$ change	% change	YTD 2018	YTD 2017	$ change	% change
Free cash flow (FCF) (4)
Cash flows from operating activities	2,057	2,154	(97)	(4.5%)	3,553	3,467	86	2.5%
Capital expenditures	(1,056)	(1,042)	(14)	(1.3%)	(1,987)	(1,894)	(93)	(4.9%)
Dividends paid on preferred shares	(35)	(30)	(5)	(16.7%)	(68)	(73)	5	6.8%
Dividends paid by subsidiaries to non-controlling interest	-	(9)	9	100.0%	(13)	(21)	8	38.1%
Acquisition and other costs paid	28	21	7	33.3%	46	104	(58)	(55.8%)
FCF	994	1,094	(100)	(9.1%)	1,531	1,583	(52)	(3.3%)

Cash flow information - Historical trend
(In millions of Canadian dollars, except where otherwise indicated) (unaudited)	YTD 2018	Q2 2018	Q1 2018	TOTAL 2017	Q4 2017	Q3 2017	Q2 2017	Q1 2017
FCF
Cash flows from operating activities	3,553	2,057	1,496	7,358	1,658	2,233	2,154	1,313
Capital expenditures	(1,987)	(1,056)	(931)	(4,034)	(1,100)	(1,040)	(1,042)	(852)
Dividends paid on preferred shares	(68)	(35)	(33)	(127)	(33)	(21)	(30)	(43)
Dividends paid by subsidiaries to non-controlling interest	(13)	-	(13)	(34)	-	(13)	(9)	(12)
Acquisition and other costs paid	46	28	18	155	27	24	21	83
Voluntary defined benefit pension plan contribution	-	-	-	100	100	-	-	-
FCF	1,531	994	537	3,418	652	1,183	1,094	489

(A)	Net debt includes 50% of preferred shares

BCE Supplementary Financial Information - Second Quarter 2018 Page 11

BCE (2) (3)
Consolidated Statements of Financial Position

(In millions of Canadian dollars, except where otherwise indicated) (unaudited)	June 30 2018	March 31 2018	December 31 2017
ASSETS
Current assets
Cash	254	675	442
Cash equivalents	136	524	183
Trade and other receivables	2,932	2,938	3,129
Inventory	436	443	380
Contract assets	856	836	832
Contract costs	345	337	350
Prepaid expenses	376	344	217
Other current assets	222	169	122
Total current assets	5,557	6,266	5,655
Non-current assets
Contract assets	414	414	431
Contract costs	287	280	286
Property, plant and equipment	24,392	24,169	24,029
Intangible assets	13,407	13,410	13,258
Deferred tax assets	156	153	144
Investments in associates and joint ventures	803	829	814
Other non-current assets	975	584	757
Goodwill	10,568	10,543	10,428
Total non-current assets	51,002	50,382	50,147
Total assets	56,559	56,648	55,802
LIABILITIES
Current liabilities
Trade payables and other liabilities	3,603	3,534	3,875
Contract liabilities	687	706	693
Interest payable	177	176	168
Dividends payable	701	701	678
Current tax liabilities	148	49	140
Debt due within one year	5,732	5,520	5,178
Total current liabilities	11,048	10,686	10,732
Non-current liabilities
Contract liabilities	196	196	201
Long-term debt	18,367	19,347	18,215
Deferred tax liabilities	3,139	2,916	2,870
Post-employment benefit obligations	1,987	2,124	2,108
Other non-current liabilities	1,098	1,083	1,051
Total non-current liabilities	24,787	25,666	24,445
Total liabilities	35,835	36,352	35,177
EQUITY
Equity attributable to BCE shareholders
Preferred shares	4,004	4,004	4,004
Common shares	20,027	20,026	20,091
Contributed surplus	1,151	1,141	1,162
Accumulated other comprehensive income (loss)	34	9	(17)
Deficit	(4,811)	(5,192)	(4,938)
Total equity attributable to BCE shareholders	20,405	19,988	20,302
Non-controlling interest	319	308	323
Total equity	20,724	20,296	20,625
Total liabilities and equity	56,559	56,648	55,802
Number of common shares outstanding (millions)	898.0	898.0	901.0

BCE Supplementary Financial Information - Second Quarter 2018 Page 12

BCE (2) (3)
Consolidated Cash Flow Data

(In millions of Canadian dollars, except where otherwise indicated) (unaudited)	Q2 2018	Q2 2017	$ change	YTD 2018	YTD 2017	$ change
Net earnings	755	814	(59)	1,464	1,502	(38)
Adjustments to reconcile net earnings to cash flows from operating activities
Severance, acquisition and other costs	24	36	(12)	24	120	(96)
Depreciation and amortization	1,008	977	31	2,000	1,886	114
Post-employment benefit plans cost	80	82	(2)	170	150	20
Net interest expense	243	235	8	481	465	16
Losses on investments	-	-	-	-	12	(12)
Income taxes	292	298	(6)	527	548	(21)
Contributions to post-employment benefit plans	(74)	(86)	12	(161)	(174)	13
Payments under other post-employment benefit plans	(19)	(19)	-	(38)	(38)	-
Severance and other costs paid	(33)	(40)	7	(68)	(81)	13
Interest paid	(252)	(249)	(3)	(488)	(472)	(16)
Income taxes paid (net of refunds)	(113)	(114)	1	(397)	(402)	5
Acquisition and other costs paid	(28)	(21)	(7)	(46)	(104)	58
Net change in operating assets and liabilities	174	241	(67)	85	55	30
Cash flows from operating activities	2,057	2,154	(97)	3,553	3,467	86
Capital expenditures	(1,056)	(1,042)	(14)	(1,987)	(1,894)	(93)
Cash dividends paid on preferred shares	(35)	(30)	(5)	(68)	(73)	5
Cash dividends paid by subsidiaries to non-controlling interest	-	(9)	9	(13)	(21)	8
Acquisition and other costs paid	28	21	7	46	104	(58)
Free cash flow	994	1,094	(100)	1,531	1,583	(52)
Business acquisitions	(21)	-	(21)	(244)	(1,635)	1,391
Acquisition and other costs paid	(28)	(21)	(7)	(46)	(104)	58
Acquisition of spectrum licences	-	-	-	(36)	-	(36)
Disposition of intangibles and other assets	-	323	(323)	68	323	(255)
Other investing activities	(20)	(5)	(15)	(55)	(14)	(41)
Increase in notes payable	97	127	(30)	40	435	(395)
Decrease in securitized trade receivables	(2)	(360)	358	(2)	(10)	8
Issue of long-term debt	-	-	-	1,466	1,496	(30)
Repayment of long-term debt	(1,068)	(472)	(596)	(1,241)	(1,076)	(165)
Issue of common shares	1	41	(40)	2	89	(87)
Repurchase of common shares	-	-	-	(175)	-	(175)
Repurchase of shares for settlement of share-based payments	(49)	(45)	(4)	(137)	(141)	4
Cash dividends paid on common shares	(678)	(626)	(52)	(1,324)	(1,220)	(104)
Return of capital to non-controlling interest	(12)	-	(12)	(41)	-	(41)
Other financing activities	(23)	(9)	(14)	(41)	(22)	(19)
	(1,803)	(1,047)	(756)	(1,766)	(1,879)	113
Net (decrease) increase in cash and cash equivalents	(809)	47	(856)	(235)	(296)	61
Cash and cash equivalents at beginning of period	1,199	510	689	625	853	(228)
Cash and cash equivalents at end of period	390	557	(167)	390	557	(167)

BCE Supplementary Financial Information - Second Quarter 2018 Page 13

BCE
Consolidated Cash Flow Data - Historical Trend

(In millions of Canadian dollars, except where otherwise indicated) (unaudited)	YTD 2018	Q2 18	Q1 18	TOTAL 2017	Q4 17	Q3 17	Q2 17	Q1 17
Net earnings	1,464	755	709	3,050	698	850	814	688
Adjustments to reconcile net earnings to cash flows from operating activities
Severance, acquisition and other costs	24	24	-	190	47	23	36	84
Depreciation and amortization	2,000	1,008	992	3,844	991	967	977	909
Post-employment benefit plans cost	170	80	90	314	82	82	82	68
Net interest expense	481	243	238	942	238	239	235	230
Losses (gains) on investments	-	-	-	5	(7)	-	-	12
Income taxes	527	292	235	1,069	272	249	298	250
Contributions to post-employment benefit plans	(161)	(74)	(87)	(413)	(175)	(64)	(86)	(88)
Payments under other post-employment benefit plans	(38)	(19)	(19)	(77)	(19)	(20)	(19)	(19)
Severance and other costs paid	(68)	(33)	(35)	(147)	(36)	(30)	(40)	(41)
Interest paid	(488)	(252)	(236)	(965)	(251)	(242)	(249)	(223)
Income taxes paid (net of refunds)	(397)	(113)	(284)	(675)	(207)	(66)	(114)	(288)
Acquisition and other costs paid	(46)	(28)	(18)	(155)	(27)	(24)	(21)	(83)
Net change in operating assets and liabilities	85	174	(89)	376	52	269	241	(186)
Cash flows from operating activities	3,553	2,057	1,496	7,358	1,658	2,233	2,154	1,313
Capital expenditures	(1,987)	(1,056)	(931)	(4,034)	(1,100)	(1,040)	(1,042)	(852)
Cash dividends paid on preferred shares	(68)	(35)	(33)	(127)	(33)	(21)	(30)	(43)
Cash dividends paid by subsidiaries to non-controlling interest	(13)	-	(13)	(34)	-	(13)	(9)	(12)
Acquisition and other costs paid	46	28	18	155	27	24	21	83
Voluntary defined benefit pension plan contribution	-	-	-	100	100	-	-	-
Free cash flow	1,531	994	537	3,418	652	1,183	1,094	489
Business acquisitions	(244)	(21)	(223)	(1,649)	(14)	-	-	(1,635)
Acquisition and other costs paid	(46)	(28)	(18)	(155)	(27)	(24)	(21)	(83)
Voluntary defined benefit pension plan contribution	-	-	-	(100)	(100)	-	-	-
Acquisition of spectrum licences	(36)	-	(36)	-	-	-	-	-
Disposition of intangibles and other assets	68	-	68	323	-	-	323	-
Other investing activities	(55)	(20)	(35)	(77)	(26)	(37)	(5)	(9)
Increase (decrease) in notes payable	40	97	(57)	333	277	(379)	127	308
(Decrease) increase in securitized trade receivables	(2)	(2)	-	(10)	-	-	(360)	350
Issue of long-term debt	1,466	-	1,466	3,011	-	1,515	-	1,496
Repayment of long-term debt	(1,241)	(1,068)	(173)	(2,653)	(1,435)	(142)	(472)	(604)
Issue of common shares	2	1	1	117	24	4	41	48
Repurchase of common shares	(175)	-	(175)	-	-	-	-	-
Repurchase of shares for settlement of share-based payments	(137)	(49)	(88)	(224)	(45)	(38)	(45)	(96)
Cash dividends paid on common shares	(1,324)	(678)	(646)	(2,512)	(646)	(646)	(626)	(594)
Return of capital to non-controlling interest	(41)	(12)	(29)	-	-	-	-	-
Other financing activities	(41)	(23)	(18)	(50)	(14)	(14)	(9)	(13)
	(1,766)	(1,803)	37	(3,646)	(2,006)	239	(1,047)	(832)
Net (decrease) increase in cash and cash equivalents	(235)	(809)	574	(228)	(1,354)	1,422	47	(343)
Cash and cash equivalents at beginning of period	625	1,199	625	853	1,979	557	510	853
Cash and cash equivalents at end of period	390	390	1,199	625	625	1,979	557	510

BCE Supplementary Financial Information - Second Quarter 2018 Page 14

Accompanying Notes

(1)	We report our results in three segments: Bell Wireless, Bell Wireline and Bell Media. Our reporting structure reflects how we manage our business and how we classify our results for planning and measuring performance.

Throughout this report, we, us, our, the company and BCE mean, as the context may require, either BCE Inc. or, collectively, BCE Inc., Bell Canada, their subsidiaries, joint arrangements and associates. Bell means, as the context may require, either Bell Canada or, collectively, Bell Canada, its subsidiaries, joint arrangements and associates. MTS means, as the context may require, until March 17, 2017, either Manitoba Telecom Services Inc. or, collectively, Manitoba Telecom Services Inc. and its subsidiaries and Bell MTS means, from March 17, 2017, the combined operations of MTS and Bell Canada in Manitoba.

(2)	As required by International Financial Reporting Standards (IFRS), effective January 1, 2018, we have adopted IFRS 15, Revenue from Contracts with Customers, retrospectively to each period in 2017 previously reported. For further details, see note 3 and note 14, Adoption of IFRS 15, respectively, of the Q1 2018 financial statements and Q2 2018 financial statements.

(3)	On March 17, 2017, BCE acquired all of the issued and outstanding common shares of MTS. Bell MTS offers wireless, Internet, television (TV), phone services, security systems and information solutions including unified cloud and managed services to residential and business customers in Manitoba. The results from the acquired MTS operations are included in our Bell Wireline and Wireless segments. For further details, see note 3, Business acquisitions and dispositions, of the 2017 annual financial statements and the Q2 2018 financial statements, respectively.

(4)	Non-GAAP Financial Measures

In Q1 2018, we updated our definition of adjusted net earnings and adjusted EPS to exclude net mark-to-market losses (gains) on derivatives used to economically hedge equity settled share-based compensation plans as they may affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Adjusted net earnings and adjusted EPS for 2017 have also been updated for comparability purposes.

Adjusted EBITDA and adjusted EBITDA margin

The terms adjusted EBITDA and adjusted EBITDA margin do not have any standardized meaning under IFRS. Therefore, they are unlikely to be comparable to similar measures presented by other issuers.

We define adjusted EBITDA as operating revenues less operating costs (including post-employment benefit plans service cost) as shown in BCE’s consolidated income statements. Adjusted EBITDA for BCE’s segments is the same as segment profit as reported in BCE’s consolidated financial statements. We define adjusted EBITDA margin as adjusted EBITDA divided by operating revenues.

We use adjusted EBITDA and adjusted EBITDA margin to evaluate the performance of our businesses as they reflect their ongoing profitability. We believe that certain investors and analysts use adjusted EBITDA to measure a company’s ability to service debt and to meet other payment obligations or as a common measurement to value companies in the telecommunications industry. We believe that certain investors and analysts also use adjusted EBITDA and adjusted EBITDA margin to evaluate the performance of our businesses. Adjusted EBITDA also is one component in the determination of short-term incentive compensation for all management employees.

Adjusted EBITDA and adjusted EBITDA margin have no directly comparable IFRS financial measure. Alternatively, adjusted EBITDA may be reconciled to net earnings as shown in this document.

BCE Supplementary Financial Information - Second Quarter 2018 Page 15

Adjusted net earnings and adjusted earnings per share (EPS)

The terms adjusted net earnings and adjusted EPS do not have any standardized meaning under IFRS. Therefore, they are unlikely to be comparable to similar measures presented by other issuers.

We define adjusted net earnings as net earnings attributable to common shareholders before severance, acquisition and other costs, net mark-to-market losses (gains) on derivatives used to economically hedge equity settled share-based compensation plans, net losses (gains) on investments, early debt redemption costs and impairment charges. We define adjusted EPS as adjusted net earnings per BCE common share.

We use adjusted net earnings and adjusted EPS, and we believe that certain investors and analysts use these measures, among other ones, to assess the performance of our businesses without the effects of severance, acquisition and other costs, net mark-to-market losses (gains) on derivatives used to economically hedge equity settled share-based compensation plans, net losses (gains) on investments, early debt redemption costs and impairment charges, net of tax and non-controlling interest (NCI). We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring.

The most comparable IFRS financial measures are net earnings attributable to common shareholders and EPS, as reconciled in this document.

Free cash flow

The term free cash flow does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers.

We define free cash flow as cash flows from operating activities, excluding acquisition and other costs paid (which include significant litigation costs) and voluntary pension funding, less capital expenditures, preferred share dividends and dividends paid by subsidiaries to NCI. We exclude acquisition and other costs paid and voluntary pension funding because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring.

We consider free cash flow to be an important indicator of the financial strength and performance of our businesses because it shows how much cash is available to pay dividends, repay debt and reinvest in our company.

We believe that certain investors and analysts use free cash flow to value a business and its underlying assets and to evaluate the financial strength and performance of our businesses.

The most comparable IFRS financial measure is cash flows from operating activities, as reconciled in this document.

Net debt

The term net debt does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers.

We define net debt as debt due within one year plus long-term debt and 50% of preferred shares, less cash and cash equivalents, as shown in BCE’s consolidated statements of financial position. We include 50% of outstanding preferred shares in our net debt as it is consistent with the treatment by certain credit rating agencies.

We consider net debt to be an important indicator of the company’s financial leverage because it represents the amount of debt that is not covered by available cash and cash equivalents. We believe that certain investors and analysts use net debt to determine a company’s financial leverage.

Net debt has no directly comparable IFRS financial measure, but rather is calculated using several asset and liability categories from the statements of financial position, as shown in this document.

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Net debt leverage ratio

The net debt leverage ratio does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers. We use, and believe that certain investors and analysts use, the net debt leverage ratio as a measure of financial leverage.

The net debt leverage ratio represents net debt divided by adjusted EBITDA. For the purposes of calculating our net debt leverage ratio, adjusted EBITDA is twelve-month trailing adjusted EBITDA.

Adjusted EBITDA to net interest expense ratio

The ratio of adjusted EBITDA to net interest expense does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers. We use, and believe that certain investors and analysts use, the adjusted EBITDA to net interest expense ratio as a measure of financial health of the company.

The adjusted EBITDA to net interest expense ratio represents adjusted EBITDA divided by net interest expense. For the purposes of calculating our adjusted EBITDA to net interest expense ratio, adjusted EBITDA is twelve-month trailing adjusted EBITDA. Net interest expense is twelve-month trailing net interest expense as shown in our statements of cash flows, plus 50% of declared preferred share dividends as shown in our income statements.

(5)	Key performance indicators (KPIs)

In addition to the non-GAAP financial measures described previously, we use a number of KPIs to measure the success of our strategic imperatives. These KPIs are not accounting measures and may not be comparable to similar measures presented by other issuers.

Average revenue per user (ARPU) or subscriber is a measure used to track our recurring revenue streams, which has been updated to reflect the adoption of IFRS 15. Wireless blended ARPU is calculated by dividing certain service revenues by the average subscriber base for the specified period and is expressed as a dollar unit per month.

Average billing per user (ABPU) or subscriber approximates the average amount billed to customers on a monthly basis, which is used to track our recurring billing streams. This measure is the same as blended ARPU prior to the adoption of IFRS 15. Wireless blended ABPU is calculated by dividing certain customer billings by the average subscriber base for the specified period and is expressed as a dollar unit per month.

Capital intensity is capital expenditures divided by operating revenues.

Churn is the rate at which existing subscribers cancel their services. It is a measure of our ability to retain our customers. Wireless churn is calculated by dividing the number of deactivations during a given period by the average number of subscribers in the base for the specified period and is expressed as a percentage per month.

Wireless subscriber unit is comprised of an active revenue-generating unit (e.g. mobile device, tablet or wireless Internet products), with a unique identifier (typically International Mobile Equipment Identity (IMEI) number), that has access to our wireless networks. We report wireless subscriber units in two categories: postpaid and prepaid. Prepaid subscriber units are considered active for a period of 120 days following the expiry of the subscriber’s prepaid balance.

Wireline subscriber unit consists of an active revenue-generating unit with access to our services, including Internet, satellite TV, IPTV, and/or NAS. A subscriber is included in our subscriber base when the service has been installed and is operational at the customer premise and a billing relationship has been established.

  Internet, IPTV and satellite TV subscribers have access to stand-alone services, and are primarily represented by a dwelling unit
  NAS subscribers are based on a line count and are represented by a unique telephone number

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